F r a s e r a n d C o m p a n y

Barristers and Solicitors

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

February 8, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: Barry McCarty, Senior Counsel

Dear Sirs/Mesdames:

Re: The Medical Exchange Inc.
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-120936

Further to your letter dated February 2, 2005, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, of Amendment No. 2 to Form SB-2 Registration Statement, including Exhibits. The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your February 2, 2005 letter:

Form SB2
Description of Business
Our Current Business - page 20

1. It is revised accordingly.

Competition - page 28

2. It is revised accordingly.

Accounting Comments
Our Business - page 4

3. It is revised to clarify.

Risk Related to Our Business - page 5

4. The Company advised that the working capital of $9,002 is calculated as follows:

current asset - cash	$14,909
current liabilities - accounts payable and accrued liabilities - due to related party	(4,657) (1,250)
working capital	$9,002

Please note the advance receivable is disclosed as long term asset on the balance sheet.

Strategy - page 22

5. It is revised to provide an expanded discussion accordingly.

If you have any other questions, please do note hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan

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encls.